SUBSCRIPTION AGENT AGREEMENT

This Subscription Agent Agreement (the “Agreement”) is made as of June 5, 2014 by and between The Gabelli Multimedia Trust Inc., a closed-end investment company organized and existing under the laws of the State of Maryland, (the “Fund”), Computershare Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., a national banking company (collectively, the “Agent” or individually “Computershare” and the “Trust Company”, respectively). All terms not defined herein shall have the meaning given in the prospectus (the “Prospectus”) included in the Registration Statement on Form N-2, File Nos. 333-195186 and 811-08476 filed by the Fund with the Securities and Exchange Commission (“SEC”) on April 10, 2014, as supplemented or amended by any amendment filed with respect thereto (the “Registration Statement”).

WHEREAS, the Fund proposes to make a subscription offer by issuing certificates or other evidences of subscription rights, in the form designated by the Fund (the “Subscription Certificates”) to stockholders of record (the “Shareholders”) of the Fund’s common stock, par value $0.001 per share (“Common Stock”), as of a record date specified by the Fund (the “Record Date”), pursuant to which each Shareholder and transferees thereof will have certain rights (the “Rights”) to subscribe for shares of Common Stock, as described in and upon such terms as are set forth in the Prospectus and Prospectus Supplement (as defined below), a final copy of which has been or, upon availability will promptly be, delivered to the Agent; and

WHEREAS, the Fund wishes the Agent to perform certain acts on behalf of the Fund, and the Agent is willing to so act, in connection with the distribution of the Subscription Certificates and the issuance and exercise of the Rights to subscribe therein set forth, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth herein, the parties agree as follows:

1.	Appointment.

The Fund hereby appoints the Agent to act as subscription agent in connection with the distribution of Subscription Certificates and the issuance and exercise of the Rights in accordance with the terms set forth in this Agreement, the Prospectus and the Prospectus Supplement, and the Agent hereby accepts such appointment and will act as subscription agent in accordance herewith.

2.	Form and Execution of Subscription Certificates.

A. Each Subscription Certificate shall be irrevocable and transferable. The Agent shall, in its capacity as Transfer Agent of the Fund, maintain a register of Subscription Certificates and the holders of record thereof (each of whom shall be deemed a “Shareholder” hereunder for purposes of determining the rights of holders of Subscription Certificates). Each Subscription Certificate shall, subject to the provisions thereof, entitle each Shareholder in whose name it is recorded, and each transferee who purchases or otherwise receives a Subscription Certificate upon the terms set forth in the Prospectus, to the following:

(1) The right to acquire during the Subscription Period, as defined in the Prospectus Supplement to be filed with the SEC (the “Prospectus Supplement”), at the Subscription Price, as defined in the Prospectus Supplement, a number of shares of Common Stock equal to one share of Common Stock for every three Rights (the “Basic Subscription Right”); and

(2) Solely with respect to Shareholders exercising all Rights received in the initial offering, the right to subscribe for additional shares of Common Stock, subject to the availability of such shares and to the allotment of such shares as may be available among Shareholders who exercise Over-Subscription Privileges on the basis specified in the Prospectus Supplement; provided, however, that such Shareholder or transferee has exercised all Basic Subscription Rights issued to him or her (the “Over-Subscription Privilege”).

3.	Rights and Issuance of Subscription Certificates.

A. Each Subscription Certificate shall evidence the Rights of the Shareholder therein named to purchase Common Stock upon the terms and conditions therein and herein set forth.

B. Upon the written advice of the Fund, signed by any of its duly authorized officers, as to the Record Date, the Agent shall, from a list of the Shareholders as of the Record Date to be prepared by the Agent in its capacity as Transfer Agent of the Fund, prepare and record Subscription Certificates in the names of the Shareholders, setting forth the number of Rights to subscribe for the Fund’s Common Stock calculated on the basis of one Right for each share of Common Stock recorded on the books in the name of each such Shareholder as of the Record Date. The number of Rights that are issued to Record Date Shareholders will be rounded up by the Agent to the nearest whole number as fractional Rights will not be issued. Each Subscription Certificate shall be dated as of the Record Date. Upon the written advice, signed as aforesaid, as to the effective date of the Registration Statement from the Fund, the Agent shall promptly countersign and deliver the Subscription Certificates, together with a copy of the Prospectus Supplement, Prospectus, instruction letter and any other document as the Fund deems necessary or appropriate, to all Shareholders with record addresses in the United States (including its territories and possessions and the District of Columbia) and the Canadian provinces of Ontario, Quebec, British Columbia, Alberta, Manitoba, New Brunswick, Nova Scotia, Newfoundland, and Saskatchewan. Delivery shall be by first class mail (without registration or insurance), except for those Shareholders having a registered address outside the United States, delivery shall be by air mail (without registration or insurance) and by first class mail (without registration or insurance) to those Shareholders having APO or FPO addresses. No Subscription Certificate shall be valid for any purpose unless so executed.

C. The Agent will mail a copy of the Prospectus, Prospectus Supplement, instruction letter, and such other documents as the Fund deems necessary or appropriate, if any, to Shareholders whose record addresses are located outside the United States or the Canadian provinces listed above (“Foreign Record Date Shareholders”) but the Agent shall not mail Subscription Certificates to Foreign Record Date Shareholders. The Rights to which such Subscription Certificates relate will be held by the Agent for such Foreign Record Date Shareholders’ accounts until instructions are received from each Foreign Record Date Shareholder to exercise, sell or transfer the Rights in accordance with the Prospectus and Prospectus Supplement.

4.	Exercise.

A. Shareholders may acquire shares of Common Stock upon exercising Basic Subscription Rights and pursuant to the Over-Subscription Privilege by delivery to the Agent as specified in the Prospectus of (i) the Subscription Certificate with respect thereto, duly executed by such

Shareholder in accordance with and as provided by the terms and conditions of the Subscription Certificate, together with (ii) the Subscription Price, as disclosed in the Prospectus Supplement, for each share of Common Stock subscribed for by exercise of such Rights, in U.S. dollars, by check drawn on a bank in the United States, in each case payable to the order of the Fund or Computershare, except that shareholders in Canada may make payment in U.S. dollars by money order or check drawn on a bank located in Canada.

B. Rights may be exercised at any time after the date of issuance of the Subscription Certificates with respect thereto but no later than 5:00 P.M. New York time on such date as the Fund designates in the Prospectus Supplement and to the Agent in writing (the “Expiration Date”). For the purpose of determining the time of the exercise of any Rights, delivery of any material to the Agent shall be deemed to occur when such materials are received at the Shareholder Services Division of the Agent at the address specified in the Prospectus Supplement.

C. Notwithstanding the provisions of Section 4(A) and 4(B) regarding delivery of an executed Subscription Certificate to the Agent prior to 5:00 P.M. New York time on the Expiration Date, if prior to such time the Agent receives (i) payment of the full Subscription Price for the shares of Common Stock subscribed for pursuant to the Basic Subscription Right and any additional shares of Common Stock subscribed for pursuant to the Over-Subscription Privilege, and (ii) a Notice of Guaranteed Delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a New York Stock Exchange member guaranteeing delivery of a properly completed and executed Subscription Certificate, then such exercise of Basic Subscription Rights and Over-Subscription Rights shall be regarded as timely, subject, however, to receipt of the duly executed Subscription Certificate within three Business Days (as defined in the Prospectus Supplement and below) after the Expiration Date (the “Protect Period”). For the purposes of this Agreement, “Business Day” shall mean any day on which trading is conducted on the New York Stock Exchange.

D. As soon as practicable after the expiration of the period in which to exercise the Subscription Rights, Computershare shall send to each exercising shareholder and exercising transferee (or, if shares of Common Stock on the Record Date are held by Cede & Co. or any other depository or nominee, to Cede & Co. or such other depository or nominee) a confirmation showing the number of shares of Common Stock acquired pursuant to the Basic Subscription Right, and, if applicable, the Over-Subscription Privilege, the per share and total purchase price for such shares, and any additional amount payable to the Fund by such Shareholder or any excess to be returned by the Fund to such shareholder in the form of a check, along with a letter explaining the allocation of shares of Common Stock pursuant to the Over-Subscription Privilege (such date of confirmation, the “Confirmation Date”).

E. Computershare will not issue or deliver certificates or Statements of Holding for shares subscribed for until payment in full therefore has been received, including collection of checks and payment pursuant to notices of guaranteed delivery.

5.	Validity of Subscriptions.

Irregular subscriptions not otherwise covered by specific instructions herein shall be submitted to an appropriate officer of the Fund and handled in accordance with his or her instructions. Such instructions will be documented by the Agent indicating the name and title of the instructing officer and the date thereof.

6.	Over-Subscription.

If, after allocation of shares of Common Stock to Shareholders and transferees who exercise their Basic Subscription Rights in accordance with the terms set forth in the Prospectus and Prospectus Supplement, there remain unexercised Rights, then the Agent shall allot the shares issuable upon exercise of such unexercised Rights (the “Remaining Shares”) to Shareholders who have exercised all of their respective Rights initially issued to them and who wish to acquire more than the number of shares for which the Rights issued to them are exercisable. Shares subscribed for pursuant to the Over-Subscription Privilege will be allocated in the amounts of such over-subscriptions subject to allotment and availability. If the number of shares for which the Over-Subscription Privilege has been exercised is greater than the Remaining Shares, the Agent shall allocate the Remaining Shares to Shareholders exercising Over-Subscription Privilege pro-rata based on the number of shares of Common Stock owned by each of them on the Record Date. The percentage of Remaining Shares each over-subscribing Record Date Shareholder or other Rights holder may acquire will be rounded up to result in delivery of whole shares of Common Stock. The Agent shall advise the Fund immediately upon the completion of the allocation set forth above as to the total number of shares subscribed and distributable.

7.	Delivery of Shares.

The Agent will deliver (i) certificates or Statements of Holding reflecting new shares of the Fund’s Common Stock in the Direct Registration System, representing those shares of Common Stock purchased pursuant to exercise of Basic Subscription Rights as soon as practicable after the corresponding Rights have been validly exercised and full payment for such shares has been received and cleared and (ii) certificates or Statements of Holding representing those shares of Common Stock purchased pursuant to the exercise of the Over-Subscription Privilege as soon as practicable after the Expiration Date and after all allocations have been effected.

8.	Holding Proceeds of Rights Offering.

A. All proceeds received by Computershare from Shareholders in respect of the exercise of Rights shall be held by Computershare, on behalf of the Fund, in a segregated account (the “Account”). No interest shall accrue to the Fund or shareholders on funds held in the Account pending disbursement in the manner described in Section 4(E) above.

B. Computershare shall deliver all proceeds received in respect of the exercise of Rights to the Fund as promptly as practicable, but in no event later than four business days after the Confirmation Date. Proceeds will be provided via wire transfer in accordance with the Fund’s instructions unless the Fund requests other delivery. For avoidance of doubt, the Fund will receive gross proceeds less any returned to Shareholders in connection with their exercise of the Over-Subscription Privilege.

C. The Fund acknowledges that the bank accounts maintained by Computershare in connection with the services provided under this Agreement will be in an account in the name of Computershare as agent for the Fund for the benefit of the Shareholders. The Fund further acknowledges that Computershare may receive investment earnings in connection with the investment at Computershare’s risk in those accounts; provided, however that Computershare will not charge the Fund any banking fees, service charges, or costs related to such account and the Fund shall have no liability for such account or for any fees, service charges, or costs related to such account.

9.	Reports.

Daily, during the period commencing on the date that is ten (10) Business Days after the commencement of the Subscription Period until three (3) Business days after the Expiration Date, the Agent will report by telephone or telecopier, confirmed by letter, to the Fund’s Chief Financial Officer and its counsel, data regarding Rights exercised, the total number of shares of Common Stock subscribed for, and payments received therefore, bringing forward the figures from the previous day’s report in each case so as to show the cumulative totals and any such other information as may be mutually determined by the Fund and the Agent.

10.	Loss or Mutilation.

If any Subscription Certificate is lost, stolen, mutilated or destroyed, the Agent may, on such terms which will indemnify and protect the Fund and the Agent as the Agent may in its discretion impose (which shall, in the case of a mutilated Subscription Certificate include the surrender and cancellation thereof), issue a new Subscription Certificate of like denomination in substitution for the Subscription Certificate so lost, stolen, mutilated or destroyed.

11.	Compensation for Services.

The Fund agrees to pay to the Agent compensation for its services hereunder in accordance with its Fee Schedule to act as Agent attached hereto as Exhibit A. The Fund further agrees that it will reimburse the Agent for its reasonable out-of-pocket expenses incurred in the performance of its duties as such within thirty (30) days of receipt of invoices confirming the incurrence of such expenses.

12.	Instructions, Indemnification and Limitation of Liability.

The Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions:

A. The Agent shall be entitled to rely upon any reasonable instructions or directions furnished to it by an appropriate officer of the Fund, whether in conformity with the provisions of this Agreement or constituting a modification hereof or a supplement hereto. Without limiting the generality of the foregoing or any other provision of this Agreement, the Agent, in connection with its duties hereunder, absent its own or its nominees’ negligence, bad faith or willful misconduct, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any instruction or direction from an officer of the Fund which conforms to the applicable requirements of this Agreement and which the Agent reasonably believes to be genuine and shall not be liable for any delays, errors or loss of data occurring by reason of circumstances beyond the Agent’s control.

B. The Fund will indemnify the Agent and its nominees against, and hold it harmless from, all liability and reasonable expense which may arise out of or in connection with the services described in this Agreement or the instructions or directions furnished to the Agent relating to this Agreement by an appropriate officer of the Fund, except for any liability or expense to the extent arising out of the negligence, bad faith or willful misconduct of the Agent or such nominees.

Promptly after the receipt by the Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation in connection with the services performed hereunder, the Agent shall notify the Fund thereof in writing. The Fund, if a party to any claim, shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. For the purposes of this Section 12, the term “expense or loss” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

C. The Agent shall be responsible for and shall indemnify and hold the Fund harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to Agent’s refusal or failure to comply with the terms of this Agreement, or which arise out of Agent’s or its nominees’ negligence, bad faith or willful misconduct or which arise out of the breach of any representation or warranty of Agent hereunder, for which Agent is not entitled to indemnification under this Agreement; provided, however, that the Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, for indemnification, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Fund to Agent as fees and charges but not including reimbursable expenses, during the twelve (12) calendar months immediately preceding the event for which recovery from the Agent is being sought.

13.	Changes in Subscription Certificate.

The Agent may, without the consent or concurrence of the Shareholders in whose names Subscription Certificates are registered, by supplemental agreement or otherwise, concur with the Fund in making any changes or corrections in a Subscription Certificate that it shall have been advised by counsel (who may be counsel for the Fund) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provision of the Subscription Certificate except insofar as any such change may confer additional rights upon the Shareholders.

14.	Assignment/Delegation.

A. Except as provided in Section 14(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party.

B. The Agent may, without further consent on the part of the Fund, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-exchange activities, as may be required from time to time; provided, however, that the Agent shall be as fully responsible to the Fund for the acts and omissions of any subcontractor as it is for its own acts and omissions.

C. Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Fund and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Fund.

15.	Governing Law.

The validity, interpretation and performance of this Agreement shall be governed by the law of the state of New York (without regard to choice of law principals) and shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and permitted assigns of the parties hereto.

16.	Third Party Beneficiaries.

This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Fund. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

17.	Force Majeure.

In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, terrorist acts, equipment or transmission failure or damage reasonably beyond its control, or other cause reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

18.	Consequential Damages.

Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special, punitive or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special, punitive or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

19.	Severability.

If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20.	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

21.	Captions.

The captions and descriptive headings herein are for the convenience of the parties only. They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

22.	Confidentiality.

The Agent and the Fund agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

23.	Term and Termination.

This Agreement shall remain in effect until the earlier of (a) 30 days after the Expiration Date or (b) it is terminated by either party upon a material breach of this Agreement which remains uncured for 30 days after written notice reasonably detailing such breach has been provided; or (c) 30 days’ written notice has been provided by either party to the other. Upon termination of the Agreement, the Agent shall retain all canceled Subscription Certificates and related documentation as required by applicable law and shall otherwise return all other documents to the Fund.

24.	Notices.

Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Fund required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, telecopier or overnight courier guaranteeing next day delivery, addressed as follows:

If to the Fund, to:

The Gabelli Multimedia Trust

One Corporate Center

Rye, NY 10580-1422

Attn: Andrea Mango

If to the Agent, to:

Computershare Trust Company, N.A.

c/o Computershare Inc.

250 Royall Street

Canton, MA 02021

Attn: Reorganization Department

25.	Survival.

The provisions of Paragraphs 8, 9, 12, 15, 16-19, 22, and 24-26 shall survive any termination, for any reason, of this Agreement.

26.	Merger of Agreement.

This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY, NA.

By:

Date:

Title:

COMPUTERSHARE INC.

By:

Date:

Title:

THE GABELLI MULTIMEDIA TRUST INC.

By:

Date:

Title: